SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:
Preliminary Proxy Statement [x]
Confidential, for Use of the Commission Only(as permitted by Rule 14a-6(e)(2)[ ]
Definitive Proxy Statement [ ]
Definitive Additional Materials [ ]
Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12[ ]

WESTERN OHIO FINANCIAL CORPORATION
------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


Jewelcor Management, Inc.
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702
------------------------------------------------------------------------
(Name of Person(s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14(a)-6(i)(4) and
    0-11.

1) Title of each class of securities to which transaction applies:

------------------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:

------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

------------------------------------------------------------------------

5) Total Fee Paid:
------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials.


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

------------------------------------------------------------------------

2) Form, Schedule or Registration Statement No.:

------------------------------------------------------------------------

3) Filing Party:

------------------------------------------------------------------------

4) Date Filed:

------------------------------------------------------------------------



PRELIMINARY COPY:  SUBJECT TO COMPLETION
DATED:  ___________

WESTERN OHIO FINANCIAL CORPORATION
________________

ANNUAL MEETING OF STOCKHOLDERS
April 22, 2004
___________________

PRELIMINARY PROXY STATEMENT OF JEWELCOR MANAGEMENT, INC. IN OPPOSITION TO THE BOARD OF DIRECTORS OF WESTERN OHIO FINANCIAL CORPORATION

This Proxy Statement and BLUE proxy card are being furnished to holders (the "Stockholders") of the common stock, par value $.01 per share (the "Common Stock"), of Western Ohio Financial Corporation, a Delaware corporation ("Western Ohio"), in connection with the solicitation of proxies (the "Proxy Solicitation") by Jewelcor Management, Inc. in opposition to Western Ohio's Board of Directors. Western Ohio's Annual Meeting of Stockholders is to be held on April 22, 2004 at 9:00 a.m. (local time), at The Springfield Inn, 100 South Fountain Ave.,
Springfield, Ohio   (the "Annual Meeting").  Stockholders who own the
Common Stock on March 1, 2004 (the "Annual Meeting Record Date") will be entitled to vote. Western Ohio's main business address is located at 28 East Main Street, Springfield, Ohio 45501.

At the Annual Meeting,the management of Western Ohio will be seeking
(i) the election of three Directors for a term of three years or until their respective successors have been elected and qualified and (ii) ratification of the appointment of Crowe, Chizek and Company, LLP, as independent auditors.

Jewelcor Management, Inc., a Nevada corporation ("JMI"), owns
152,747 shares of Common Stock, representing approximately
8.58% of Western Ohio's outstanding Common Stock, and is soliciting the votes of other Stockholders to elect two new Directors at the Annual Meeting. JMI is soliciting your proxy in support of the election of Richard H. Lonneman, Jr. ("Lonneman") and Robert C. Toomb ("Toomb") (collectively the "JMI Nominees") to Western Ohio's
Board of Directors.  JMI also intends to vote shares of Common
Stock represented by proxies furnished to it to elect the third incumbent Director (or other person nominated by Western Ohio) standing for election at the Annual Meeting, other than ____________ and ________________.

JMI's goal is to maximize value for all Company Stockholders, in the first instance by seeking a prompt SALE OF WESTERN OHIO.
It is the opinion of JMI that one of the best ways to accomplish this goal is through the representation of outside Shareholders on the Board of Directors. JMI's Nominees will attempt to persuade the Board of Directors to retain an investment banker to determine the value that may be realized by Stockholders in a sale of Western Ohio, compared to potential performance of Western Ohio if it remains independent.

Remember, your last dated proxy is the only one, which counts, so sign, date and mail promptly your BLUE proxy card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by Western Ohio.

This Proxy Statement and BLUE proxy card are being first mailed or furnished to Stockholders on or about ________, 2004.

YOUR VOTE IS IMPORTANT

Your vote is important, no matter how many or how few shares you hold. If your Western Ohio shares are held in your name, please sign, date and mail the BLUE proxy card in the envelope provided.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and they can do so only upon receipt of your specific instructions. Accordingly, please return the BLUE proxy card in the postage-paid envelope provided by your Bank or Broker, or contact the person responsible for your account and give instructions for such shares to be voted for the JMI Nominees.

If your shares are registered in more than one name, the BLUE proxy card should be signed by all such persons to ensure that all shares are voted for the JMI Nominees.

Please refer to Western Ohio's proxy statement for a full description of Western Ohio's proposals, the securities ownership of Western Ohio, the share vote required to approve each proposal, information about Western Ohio's Officers and Directors, including compensation, information about the ratification of the appointment of Crowe, Chizek and Company, LLP as independent auditors and the date by which Stockholders must submit proposals for inclusion in Western Ohio's proxy statement for the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date.
The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is XXXXX. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you wish to attend the Annual Meeting, please indicate your wish by checking the box that appears on the BLUE proxy card. In order to be admitted into the Annual Meeting, "Street Name" holders may need to bring a copy of a brokerage statement reflecting the holder's stock ownership as of the record date.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor:

D.F. King Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers call collect: 212-269-5550
All others call Toll Free: (800) 488-8095

JMI'S GOAL:

OUR GOAL IS TO MAXIMIZE THE VALUE
OF WESTERN OHIO'S STOCK FOR ALL STOCKHOLDERS.

JMI believes its fellow Stockholders have the same goal: to maximize the value of the Western Ohio stock they purchased. JMI does not believe that the value of Western Ohio's stock can be maximized solely through internal growth. To date, JMI believes that Western Ohio's Board of Directors have not taken sufficient actions to improve shareholder value. Accordingly, JMI believes that Western Ohio should immediately retain a qualified investment banker to explore a sale of Western Ohio at a premium. Now is the time for Stockholders to act.

JMI believes that the best way to maximize shareholder value effectively is to sell or merge Western Ohio.
JMI contends that the most effective way that Stockholders can be assured that these concerns receive appropriate consideration is through broader stockholder representation on the Board of Directors.
JMI urges management to pursue merger discussions with potentially interested banks and thrifts to maximize the value for all Stockholders. JMI believes that Western
Ohio's management has failed to take any such action, to date, and is instead more focused on retaining their lucrative jobs. Remember, Stockholders own Western Ohio
 - let the Board of Directors know that you want to maximize the value of your investment.

The JMI Nominees, if elected, intend to encourage the other Board members and management to pursue all reasonable potential merger opportunities. If elected, the JMI Nominees will constitute only a minority of Western Ohio's Board of Directors and will require the cooperation of other directors to pursue these goals.

No guarantee or assurance can be given that JMI's proposals will result in a maximization of shareholder value. However, it is JMI's opinion that these proposals are likely to produce positive results for all shareholders.


WESTERN OHIO PERFORMANCE COMPARED TO OTHER PUBLIC THRIFTS

Western Ohio became publicly owned on July 29, 1994 on which date the closing price of its common stock was $18.25 per share. Western Ohio currently has assets of approximately $376 million. The total return for shareholders of Western Ohio from August 1, 1994 to
March 15, 2004 was merely 170.5% as compared to the Thrift Index with Assets from $250 million to $500 million, which was up 740.1% over the same time period
(according to the SNL Financial).
You be the judge of your Company's performance!


POTENTIAL WESTERN OHIO VALUATION BASED ON BOOK VALUE

Based on the analyses below, JMI believes that Western
Ohio could potentially achieve an acquisition price of $49.93 per share if the Board of Directors took the necessary steps to achieve a sale or merger. In JMI's opinion, the following acquisition valuations provide a reasonable basis for estimating a potential acquisition price of Western Ohio well in excess of the current stock price.


Book Value Approach
---------------------------
Western Ohio Stock Price (3/15/04)		$31.60
Western Ohio Book Value				$24.87
Western Ohio Price / Book Value 		127.06%

" Thrift Acquisitions" Price / Book Value (1)	200.76%
Western Ohio's Potential Acquisition Price       $49.93

(1) " Thrift Acquisitions" - Based on summary statistics for mergers of Thrifts with assets from $250 million to $500 million during the last 24 months. Western Ohio has total assets of $376 million. JMI used the 10 mergers of thrift institutions with total assets closest to the total assets of Western Ohio, averaging $381 million including:
Jacksonville Bancorp Inc., Pittsburgh Financial Corp.,
Alliance Bancorp of New England, United S&L Bank, Oregon
Trail Financial Corp., Acadiana Bancshares, Inc., West
Essex Bancorp Inc., Warren Bancorp Inc., Finger Lakes
Bancorp Inc. and Liberty Bancorp Inc.
Source: SNL Financial Charlottesville, VA, Mergers and
Acquisitions Datasource.

JMI's analysis is not the only way to predict Western
Ohio's potential acquisition price. Moreover, it does not reflect the expenses and cost savings associated with a potential transaction, since expenses and cost savings depend, in part, on the overlap in markets and subsidiaries present in a particular transaction.

Although Western Ohio could possibly achieve a merger transaction at a price equivalent to any of the individual acquisition ratios achieved by the peer group, JMI believes that the most reliable method for determining potential acquisition values is to compare the average ratio shown above.

A VOTE FOR JMI'S NOMINEES IS A VOTE
TO START A PROCESS INTENDED TO MAXIMIZE SHAREHOLDER
VALUE.  WE STRONGLY BELIEVE THAT DETERMINING THE VALUE
OF WESTERN OHIO FOR ITS POSSIBLE SALE AT A PREMIUM PRICE
IS IN THE BEST INTEREST OF ALL SHAREHOLDERS.

If a sale of Western Ohio is not possible at a satisfactory price, JMI's Nominees, if elected, will work to increase Western Ohio's earnings and earning assets and deposits and will strongly recommend that Western Ohio aggressively pursue a stock repurchase program. To accomplish JMI's goal, the JMI Nominees, if elected, will need the cooperation of the other Directors. Furthermore, the JMI Nominees' plans and proposals could be subject to change if required by the fiduciary duty they will owe to all shareholders, if elected.

JMI owns 152,747 shares of Common Stock, representing approximately 8.58% of Western Ohio's outstanding Common
Stock. JMI is a Nevada corporation, which is primarily involved in investment and management services, whose office is located at 100 N. Wilkes-Barre Blvd., 4th Floor,
Wilkes-Barre, PA 18702.


JMI NOMINEES

When you return JMI'S BLUE proxy card you are voting for Messrs. Lonneman and Toomb as Directors for Western Ohio.
Each of these candidates has consented to being named in this Proxy Statement and has agreed to serve as a Director, if elected. By returning JMI's BLUE proxy card, you are also voting (unless you otherwise indicate by withholding authority to vote) for the election of the third incumbent
Director (or other person nominated by Western Ohio) standing for election at the Annual Meeting, other than _____ and _________. Please refer to Western Ohio's proxy statement for information concerning incumbent
Directors or other persons nominated by Western Ohio for election at the Annual Meeting. There is no assurance that any nominee of Western Ohio will serve if elected with any of the JMI Nominees.

Richard H. Lonneman, Jr., 38
Mr. Lonneman ("Lonneman"), is the Vice President of
Hylant Group, Inc. Hylant Group, Inc., the 30th largest insurance broker in the United States, provides risk management and property and casualty insurance brokering services to clients ranging from middle market to multi-national corporations on a worldwide basis. Prior to joining Hylant Group, Inc., Mr. Lonneman was a property and casualty insurance broker with Kinker-Eveleigh, Inc. from 1989 to 2001.

Robert C. Toomb, 43
Mr. Toomb ("Toomb"), is the Vice President of Sales and Business Development for Smartworks, LLC, a wholly owned subsidiary of Standard Register Corporation.
Mr. Toomb is responsible for all market facing activities for the e-procurement software company. Prior to joining Smartworks, LLC, Mr. Toomb was the Senior Vice President of Sales and Marketing for Harvest Technologies and was responsible for all sales and marketing aspects for the Internet advertising company. Mr. Toomb was also employed by Lexis-Nexis from 1985 to 2000. The most recent positions held by Mr. Toomb at Lexis-Nexis were Vice President of Knowledge Management Solutions (2000) where he was responsible for all sales related aspects of a new start up business unit and Senior Director of the East Region (1997-2000).

Each of the Director Nominees has consented to serve as a director of Western Ohio and, if elected, intends to discharge his duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

None of the JMI Nominees are employed by or have any business relationship with JMI or any of its affiliates.
All of the Nominees are citizens of the United States.

Except as set forth in this Proxy Statement or in Annex A hereto, to the best knowledge of JMI, none of JMI, any of the persons participating in this solicitation on behalf of JMI, JMI Nominees and, with respect to items
(i), (vii) and (viii) of this paragraph, any associate within the meaning of Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the foregoing persons (i) owns beneficially, directly or indirectly any securities of Western Ohio, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Western Ohio, (iii) owns any securities of Western Ohio of record but not beneficially,
(iv) has purchased or sold any securities of Western
Ohio within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of Western Ohio, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of Western Ohio,
(vii) since the beginning of Western Ohio's last fiscal year has been indebted to Western Ohio or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by Western Ohio or with respect to any future transactions to which Western Ohio or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in Annex A hereto, to the best knowledge of JMI, none of JMI, any of the persons participating in this solicitation on behalf of JMI, JMI Nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with Western Ohio in which the amount involved exceeds $60,000, since the beginning of Western Ohio's last fiscal year.

Except as set forth in this Proxy Statement or in Annex
A hereto, to the best knowledge of JMI, none of the JMI
Nominees, since the beginning of Western Ohio's last fiscal year, has been affiliated with (i) any entity that made or received, or during Western Ohio's current fiscal year proposes to make or receive, payments to or from Western Ohio or its subsidiaries for property or services in excess of five percent of either Western
Ohio's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which Western Ohio or its subsidiaries was indebted at the end of Western Ohio's last full fiscal year in an aggregate amount exceeding five percent of Western Ohio's total consolidated assets at the end of such year. None of the JMI Nominees is or during Western Ohio's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for Western Ohio.

To the best knowledge of JMI, none of the corporations or organizations in which the JMI Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of Western Ohio, and the JMI
Nominees do not hold any position or office with Western Ohio or have any family relationship with any executive officer or director of Western Ohio or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

JMI has agreed to indemnify each of the JMI Nominees against certain liabilities, including liabilities under the federal securities laws, in connection with this proxy solicitation and such person's involvement in the operation of Western Ohio and to reimburse such JMI Nominee for his out-of-pocket expenses.

During the last ten years: (i) none of the JMI
Nominees has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors);
(ii) none of the JMI Nominees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

VOTING BY JMI

Mr. Holtzman is the President and Chairman of the Board of Jewelcor Management, Inc. and in that capacity has the authority to cause JMI to acquire, hold, trade and vote securities owned by JMI.
JMI was not formed solely to acquire, hold, and sell Western Ohio's securities. JMI owns securities issued by one or more companies other than Western Ohio.


AUDITORS

JMI has no objection to the ratification of the appointment of Crowe, Chizek and Company, LLP, as independent accountants for Western Ohio for the fiscal year ending December 31, 2004. Unless otherwise specified, proxies received by JMI will be voted for the ratification of the appointment of Crowe, Chizek and Company, LLP.


SOLICITATION; EXPENSES

Proxies may be solicited by JMI by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation.
JMI will be principally responsible for soliciting proxies and certain of JMI's or its affiliates' employees will solicit proxies and perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the JMI's solicitation material to their customers for whom they hold shares and JMI will reimburse them for their reasonable out-of-pocket expenses. JMI has retained D.F. King & Co., Inc.
to assist in the solicitation of proxies and for related services. JMI will pay D.F. King & Co., Inc. a fee of up to $15,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, JMI has also agreed to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately fifty persons will be used by D.F. King & Co., Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by JMI. JMI does not intend to solicit proxies via the Internet.

Although no precise estimate can be made at the present time, JMI estimates that the total expenditures relating to the Proxy
Solicitation incurred by JMI will be approximately $40,000 of which approximately $2,500 has been incurred to date. JMI intends to seek reimbursement from Western Ohio for those expenses incurred by JMI, if JMI's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed, dated, and returned to JMI, c/o D. F. King & Co., Inc., 77 Water Street, New York, New York 10005, in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the JMI Nominees, you must submit the enclosed BLUE proxy card and must NOT submit Western Ohio's proxy card. If you have already returned Western Ohio's proxy card, you have the right to revoke that proxy as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a BLUE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of Western Ohio a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified. You may vote for the JMI Nominees or withhold authority to vote for JMI's Nominees by marking the proper box on the BLUE proxy card. Shares represented by a BLUE proxy card where no specification has been made will be voted for JMI's Nominees, FOR one of the three individuals nominated by the Company, and not for the other two nominees of the Company, ___________________ and __________________, and for the
ratification of Crowe, Chizek and Company, LLP, as auditors.

Except as set forth in this Proxy Statement, JMI is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed BLUE proxy card will, however, have discretionary voting authority with respect to such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares, and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell such shares after such date.

JMI believes that it is in your best interest to elect JMI's Nominees as Directors at the Annual Meeting. JMI STRONGLY RECOMMENDS A VOTE FOR JMI'S NOMINEES AND FOR THE RATIFICATION OF AUDITORS.

I M P O R T A N T!!!

If your shares are held in "Street Name", only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for JMI's Nominees on the BLUE proxy card.

If you have any questions, or need further assistance, please call Seymour Holtzman at (570) 822-6277, Ext. 23, or our proxy solicitor, D.F. King & Co., Inc., at (800) 488-8095.


ANNEX A

		Stock Purchase Transactions

                 Shares          Price           Total
                Purchased/      Per             Cost/
Date            (Sold)(A)       Share(B)        (Proceeds)

04/25/03          600           21.58           12,945
04/29/03        1,300           22.11           28,745
05/01/03        1,101           22.60           24,883
05/05/03          100           22.99            2,299
05/07/03        3,200           24.79           79,323
05/08/03        4,000           24.29           97,145
05/09/03        4,800           24.12          115,766
05/16/03          100           24.17            2,417
05/19/03          300           24.52            7,355
05/20/03        3,900           24.55           95,755
05/23/03        5,000           24.62          123,090
05/27/03          200           24.61            4,922
05/28/03        1,600           24.56           39,301
06/03/03          433           25.43           11,011
06/04/03          400           25.60           10,241
06/09/03        1,000           24.92           24,915
06/11/03        2,404           24.19           58,148
06/12/03          400           24.45            9,781
06/16/03          100           24.47            2,447
06/17/03        3,100           24.71           76,614
06/20/03        2,400           24.48           58,746
06/24/03        1,322           24.25           32,062
07/01/03        3,413           24.70           84,299
07/02/03        2,292           24.10           55,227
07/08/03          200           24.34            4,868
07/11/03        2,000           24.47           48,945
07/14/03        1,000           24.47           24,471
07/29/03           63           25.52            1,608
07/30/03          704           26.05           18,341
07/31/03        1,400           25.84           36,181
08/04/03          400           25.95           10,381
08/05/03        6,160           26.20          161,395
08/06/03        1,500           26.45           39,675
08/07/03          200           26.54            5,308
08/11/03          400           26.65           10,661
08/13/03        1,100           26.44           29,082
08/14/03        1,800           26.78           48,212
08/18/03          600           26.84           16,104
08/21/03          500           27.05           13,523
08/22/03          645           26.98           17,402
09/03/03          400           25.88           10,350
09/04/03        2,120           26.22           55,590
09/05/03          150           26.14            3,920
09/09/03          200           26.09            5,218
09/11/03          743           26.81           19,920
09/16/03          900           27.39           24,650
09/18/03        5,300           28.00          148,413
09/19/03          500           28.05           14,023
09/22/03          300           28.07            8,420
09/24/03          500           28.05           14,023
09/25/03        3,600           28.02          100,869
09/29/03          600           28.20           16,920
10/02/03        1,700           28.53           48,503
10/13/03        1,200           29.57           35,483
10/15/03        2,400           30.09           72,217
10/16/03        4,600           31.10          143,052
10/16/03         (100)          30.43           (3,043)
10/17/03         (200)          29.77           (5,954)
10/20/03          300           29.49            8,848
10/22/03        3,480           28.90          100,574
10/23/03        2,900           29.74           86,247
10/27/03        3,600           30.11          108,409
10/28/03        6,900           30.12          207,851
10/29/03          200           30.30            6,060
10/31/03        3,300           29.97           98,916
11/03/03        3,600           30.55          109,995
11/03/03          300           30.07            9,020
11/04/03        3,000           30.98           92,925
11/05/03        5,000           31.22          156,090
11/10/03        2,000           32.62           65,245
11/18/03          600           31.37           18,820
11/21/03        2,300           32.02           73,650
11/25/03        1,000           32.68           32,680
12/01/03          500           32.50           16,248
12/03/03          600           32.18           19,308
12/04/03        1,300           32.50           42,244
12/05/03          940           32.37           30,430
12/08/03        2,000           33.00           66,002
12/09/03        2,684           32.83           88,104
12/11/03        3,500           32.35          113,227
12/12/03        2,700           32.27           87,126
12/12/03        4,300           32.04          137,787
12/16/03          314           32.07           10,070
12/18/03          800           31.23           24,987
12/19/03          600           31.63           18,980
01/06/04          300           31.51            9,452
01/21/04        1,200           31.22           37,465
01/22/04        2,000           31.68           63,361
01/23/04           79           31.74            2,507
02/17/04        1,000           31.27           31,273
03/01/04        2,400           31.51           75,633
Total         152,747                        4,305,697



(A) JMI.'s purchases were made in JMI's margin accounts at Bear Stearns Securities and Spear, Leeds & Kellogg.
This extension of credit was in the ordinary course of business.
(B) Price per share including commissions.

P R E L I M I N A R Y  P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF
DIRECTORS OF WESTERN OHIO FINANCIAL CORPORATION BY
JEWELCOR MANGEMENT, INC. ("JMI")

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Seymour Holtzman and Richard L. Huffsmith, and each of them, with full power of substitution, as proxy for the undersigned, to vote all shares of common stock, par value $.10 per share, of Western Ohio Financial Corporation (the "Company"), which the undersigned is entitled to vote at the Annual
Meeting of Stockholders to be held on April 22, 2004, at 9:00 AM (local time) or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

JMI RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES NAMED
IN ITEM 1 AND APPROVE THE APPOINTMENT OF CROWE, CHIZEK AND COMPANY, LLP

1.  ELECTION OF DIRECTORS - To elect RICHARD H. LONNEMAN, JR.
and ROBERT C. TOOMB as directors of Western Ohio place an "X" next to FOR below.

	Richard H. Lonneman  	FOR___		WITHHOLD___

        Robert C. Toomb		FOR___		WITHHOLD____

	To withhold authority to vote for the election of either
Richard H. Lonneman, Jr. or Robert C. Toomb place an "X" next to WITHHOLD for such person.

This proxy will be voted FOR one of the three individuals nominated by the Company, and not for the other two nominees of the Company, ___________________ and __________________. To withhold authority to vote for election of a Company nominee whose name is not listed above, write that nominee's name on the following line: ___________________________

2.  APPOINTMENT OF CROWE, CHIZEK AND COMPANY, LLP AS INDEPENDENT
ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004:

	FOR ___	 Against ___ 	Abstain ___

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of each of JMI's Nominees as a Director (and "FOR" the election of one of the Company's nominees as a Director as described above) and "FOR" the appointment of Crowe, Chizek and Company, LLP, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

				Dated:


				 (Signature)


				 (Signature, if jointly held)

				Title:

[ ] PLEASE CHECK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING.


PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.